CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 DEC -3 AM 9:25

Madrid, 18 November 2002

SUPPL

02060188

Dear Sirs,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

dlw 12/4

Translation
Original: Spanish

In compliance with the requirements of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), notice is hereby given that on this date the shareholders in AFORE TEPEYAC have signed an agreement to sell the aforementioned company to PRINCIPAL, the North American insurance company.

AFORE TEPEYAC is a company incorporated in Mexico, whose business activity is the management of pension funds. CORPORACION MAPFRE has an indirect 12.8% holding in its share capital, while MAPFRE AMERICA VIDA, a subsidiary of MAPFRE MUTUALIDAD, holds a controlling shareholding.

The sale price for 100% of the shares in AFORE TEPEYAC has been agreed at 590 million Mexican pesos (approximately € 59 million). This notwithstanding, the transfer of the shares is subject to the number of the 'active members' of the company being sold not falling below the threshold agreed by the parties involved, as well as to obtaining the mandatory approval from the relevant Mexican regulatory bodies.

Madrid, 8 November 2002

COMISION NACIONAL DEL MERCADO DE VALORES, PASEO DE LA CASTELLANA, 19, MADRID